[LOGO] WEALTH MINERALS LTD.

                                  NEWS RELEASE

                                  May 20, 2005

                                CORPORATE UPDATE

Vancouver, British Columbia.... Wealth Minerals Ltd. (the "Company" or "Wealth")
- (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), is pleased to provide an update on its activities.

On May 4, 2005, the Company announced the acquisition the Mackenzie Project located in central British Columbia. The Mackenzie Project located is a newly discovered zone of gold geochemical anomalies which appear to be conformable with one or more sedimentary horizons and/or associated thrust faults in a sequence of Late Proterozoic rocks. Based on the geologic setting, the host rocks involved, the structural environment and lack of associated base metals or intrusive rocks, the source gold mineralization is thought to be related to sediment hosted vein ("SHV") deposits (e.g. Muruntau - 80 M oz., Uzbekistan; Sukhoy Log - 20 M oz., Russia; Bendigo-Balarat - 20 M oz., Australia; and, Macrae's Flat - 5 M oz., New Zealand). This project and the type of deposit it represents is becoming one of the Company's main focuses for exploration not only in British Columbia but around the world.

As a result of this new direction, the Company has made the decision to return several properties to their vendors. These include the Amata claims in Peru (news releases dated July 6, July 14 and November 10, 2004 and, the Cerro Bonito project in El Salvador (news release dated February 28, 2005). Also in the February 28, 2005 news release, the Company announced its decision not to proceed with a property position in Colombia through Minera San Jorge S.A. de C.V. ("MSJ") (news release dated December 15, 2004), and has since made the decision not to proceed with the MSJ property position in Mexico. The Company has requested the return of the funds currently being held in escrow.

Wealth Minerals Ltd. is a mineral exploration company with 10.6 million shares outstanding, Cdn$2.3 million in treasury and listings on the TSX Venture Exchange, OTB and Frankfurt Exchanges.

On Behalf of the Board of Directors of
WEALTH MINERALS LTD.

"Jerry Pogue"
Director

For further information, please contact:
Gary Freeman, Vice President
Phone: 604-331-0096
E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management. This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company assumes no obligation to update any forward-looking information contained in this news release.

Suite 1901 - 1177 West Hastings Street,
Vancouver, BC Canada V6E 2K3
Tel 604.331.0096  Fax 604.408.7499                        www.wealthminerals.com